

July 10, 2013

Via E-mail
Stephane Bello
Executive Vice President & Chief Financial Officer
Thomson Reuters Corporation
3 Times Square
New York, New York, 10036

> **Corrected**
> **Re: Thomson Reuters Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2012**
> **Filed on March 11, 2013**
> **File No. 001-31349**

Dear Mr. Bello:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2012

Exhibit 99.1

Management's Discussion and Analysis

Financial Position, page 49

1.   You state that the carrying amounts of your total current liabilities exceeded the carrying amounts of your total current assets principally because current liabilities include deferred revenue. It appears the working capital deficiency is due to the use of the cash received from the deferred revenues for other investing and financing purposes. Please revise your disclosure accordingly or advise.

Appendix E

Critical Accounting Estimates and Judgments, page 72

2.   You disclose on the bottom of page 73 that the fair value of the Financial & Risk CGU exceeded its carrying value by 6%. In regard to this CGU, you disclose elsewhere in your filing (i) about restarting its growth, (ii) a 2013 outlook of net negative sales, (iii) that revenues grew 1% in 2012 from 2011, and (iv) that the approximately $100 million in expected costs to reduce your workforce will be predominantly within Financial & Risk. Given the preceding, please consider expanding your disclosure to address the actual discount, tax, perpetual growth and annual free cash flow rates that you have recently experienced applicable to the Financial & Risk CGU to give investors a relative perspective in regard to achieving the assumed rates and the potential for reduction in the fair value.

Form 6-K Filed on May 2, 2013

Exhibit 99.1- Management's Discussion and Analysis

Consolidated Results- Tax (expense) benefit, page 7

3.   In the three months ended March 31, 2013, you recorded a $235 million tax charge in conjunction with the further consolidation of the ownership and management of your technology and content assets. Please explain to us in detail the associated facts and circumstances and why taxes were impacted to this extent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephane Bello
Thomson Reuters Corporation
July 10, 2013
Page 3

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

       Sincerely,

       /s/ Lyn Shenk

       Lyn Shenk
       Branch Chief